Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

New American Arriving

Arrivals

Arrivals def. Creating a Premier Global Carrier

A joint merger communication for employees of the new American

March 28, 2013
Issue 6

Judge Lane: Merger "Excellent Result"

The proposed American and US Airways merger continues to gain momentum as the Bankruptcy Court approves our merger agreement

On Wednesday, Bankruptcy Court Judge Sean Lane approved the merger agreement between American and US Airways that was announced on Feb. 14, noting that the merger is an "excellent result" for stakeholders. An exciting step forward in the evolution of the new American, today's approval allows us to continue progressing with our planned merger.

The Court approved the merger agreement but deferred ruling on Mr. Horton's compensation arrangement. Additionally, as a result of the evidence presented in yesterday's hearing, the U.S. Trustee withdrew its other objections to the merger agreement.

Also in the hearing, the Court approved American's final exclusivity extension request, which gives AMR until May 29 to file its Plan of Reorganization.

We're pleased to have received these approvals and share this news with you, and look forward to receiving Judge Lane's written ruling.

Integration Planning Begins

Integrating our two great companies is no easy task, so it's important that we have the right framework in place to make this process go smoothly. Our new integration structure, which we announced last week, will help us manage responsibilities and make strategic decisions to ensure we create the best global competitor possible.

The Transition Committee is led by **Doug Parker** and **Tom Horton**. The Committee oversees total integration process and is responsible for making near-term joint strategic decisions and addressing any issues that arise. **Scott Kirby** and **Bev Goulet** round out the Transition Committee.

The Integration Management Office (IMO) provides support to the Committee and is the primary nerve center for integration, managing and coordinating all integration-related matters. The IMO is responsible for capturing merger synergies, developing timeline and working with the People departments of both carriers to implement the new organizational design. The IMO will be led by **Bev Goulet** and **Robert Isom**.

The IMO is meeting next week with the broader integration team to kick off integration planning. Stay tuned for updates from this meeting in next week's edition of *Arrivals*!

"Dah-ling — you look mah-velous!"

The spirit of the new American Airlines will be captured with new uniform designs by KAUFMANFRANCO, a renowned design duo who will collaborate with us on our new look.



As part of that process, today we are launching a uniform survey (sent via email to American employees and available on Wings for US Airways employees) that will give flight attendants, pilots, airport agents, Premium Service team members and Club representatives the chance to share their thoughts about certain aspects of the new uniforms. The designers will use the results to help inform and inspire their creations.

INSIDE

All aboard, ed boards! . . . . pg 2
Mayors voice support . . . . pg 2
New places, new faces . . . . pg 3
Legalese . . . . pg 4

corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

All aboard, ed boards!

The editorial boards of national and regional publications are important voices in the communities they serve, and engaging with them is important for a merger with as broad an impact as ours. American CEO Tom Horton and US Airways CEO Doug Parker sat down with the editorial boards of *The New York Times* and *The Wall Street Journal* to explain the benefits of a combination for each airline's stakeholders. Doug also appeared as a guest host on CNBC's Squawk Box Wednesday morning.


WSJ
SQUAWK CEO CALL
US AIRWAYS / AMERICAN MERGER
EXPECTED TO CLOSE IN Q3 2013
109.80

Mayors voice support

The merger continues to win enthusiastic endorsements from local government officials, including the mayors of our hub cities and beyond. Here's a sampling of their support.

"It is not lost on us that a key driver for our economic gains has been a strong, competitive airline industry that benefits our business economy. This proposed merger will only increase economic opportunity for the greater Dallas area and Texas."
- Dallas Mayor Mike Rawlings
(March 18, 2013)

"Phoenix and Tempe are likely to be stronger with the significant operational and corporate presence of the new American Airlines, and we are pleased to be in such a position to work with the new merged airline to retain and expand those US Airways jobs currently in our region."
- Phoenix Mayor Greg Stanton and Tempe, Ariz. Mayor Mark Mitchell
(March 15, 2013)

"American Airlines is a great corporate citizen of Tulsa and is our community's largest private sector employer. This merger will create a stronger airline that will benefit consumers, employees and the communities in which they live and work."
- Tulsa, Okla. Mayor Dewey Bartlett
(March 11, 2013)

"I believe this merger would greatly benefit the thousands of local families whose livelihoods already revolve around the strength of PHL and its airlines. By spurring additional economic activity in the region, the new company would also directly and indirectly create many new jobs and development opportunities."
- Philadelphia Mayor Michael Nutter
(March 15, 2013)

"By finalizing this merger, US Airways and American Airlines will generate many new job opportunities for local families and create additional economic activity to fuel our region. Just as important, the merger would strengthen the 7,100 company employees that will act as the foundation of Charlotte's international gateway. This is evidenced by the impressive level of union support for the merger."
- Charlotte, N.C. Mayor Anthony Foxx
(March 15, 2013)

"Fort Worth will continue to be one of the nation's fastest growing large cities in the country, and with this growth, the Dallas-Fort Worth International Airport will grow and act as a vital economic engine. Through the joining of these two iconic brands, American Airlines and US Airways, there will emerge a highly competitive global carrier that will provide up to 1,300 new routes."
- Ft. Worth Mayor Betsy Price
(March 14, 2013)

Quick Facts

How many total countries or territories does each airline serve?

American Airlines

51

US Airways

32

2

corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

New places, new faces

The merger will give our customers and employees access to dozens of new destinations around the world. Each week Arrivals will spotlight some of these new routes, so you can learn more about the extended reach of our new network.

American New Route: LAX to Raleigh, N.C. (RDU)

The Journey

Nonstop services begins April 2

Destination Airport: Raleigh-Durham International Airport Aircraft: Boeing 737-800 American flies nonstop to eight domestic and international destinations from RDU and more than 40 destinations from LAX. American will offer one daily nonstop, roundtrip flight between LAX and RDU.

In addition to RDU, American also serves Charlotte/Douglas International Airport (CLT) and Greensboro/High Point (GSO) in North Carolina. As a combined carrier, the new American will serve nine locations across the state.

RDU is home to one of American’s flight attendant crew bases and a reservations call center.

The Destination

Population: 416,468 Founded: 1792

Fun Facts

Raleigh’s founding fathers nicknamed it the “City of Oaks” for its large population of oak trees.

The city of Raleigh is named after William Raleigh, the founder of the first English colony, Roanoke Island. Known as the “Smithsonian of the South,” visitors can explore Raleigh’s many museums and more than 40 free attractions. Named one of the “Top 10 Tastiest Towns in the South” by Southern Living, the city is sure to offer visitors their fill of everything from southern classics, like sweet tea and barbeque, to creative farm-to-table dishes.

US Airways New Route: PHL to Salt Lake City (SLC)

The Journey

Nonstop services begins June 8

Destination Airport: Salt Lake City International Airport Aircraft: Airbus A319 US Airways flies from SLC nonstop to its CLT, PHL and PHX hubs, connecting passengers to our international gateways in CLT and PHL.

PHL offers nonstop service to 86 domestic and 27 international destinations.

The Destination

Population: 1,145,905 (Greater Metro), 189,899 in city limits Founded: 1847

Fun Facts

Home to the 2002 Winter Olympics, Utah’s Capitol city bustles on the edge of the Wasatch mountain range and sits at 4,330 feet of elevation.

Surrounding mountains receive more than 500 inches of annual snowfall (dubbed the “Greatest Snow on Earth” by the state) and great skiing is a short drive from SLC. TIP: Your boarding pass gets you a free, same-day lift ticket.

The Mormon Temple took 40 years to build and is home to the famous Mormon Tabernacle Choir.

Salt Lake City is named after the Great Salt Lake, the 37th largest lake in the world covering about 1,700 square miles.

The lake is salty because there is no outlet for the water. Tributaries deposit freshwater containing salt, but the water is trapped. Natural evaporation leaves the salt behind.

Correction: LHR to RDU

In our March 20 issue we ran a “New places, new faces” article that featured London Heathrow (LHR) airport. In that piece we accidentally omitted the American route from Raleigh-Durham airport (RDU) to LHR. The American RDU-LHR service is very much still an important part of the airline’s network and we apologize for any confusion caused by this error. Many thanks to those of you who pointed this out!

Legalese

Following is legal language, which we're required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "forecast" and other similar words. These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Stay in the Know

We'll continue sending you updates to keep you informed. In the meantime, please visit:

- **New Jetnet** (newjetnet.aa.com) or **Wings** (wings.usairways.com)
- **www.newAmericanarriving.com** – a website dedicated to the new American Airlines
- **Follow us** on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways)
- **Questions**: corp.comm@aa.com or corporate.communications@usairways.com

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Arrivals March 28, 2013 ISSUE 6

Editor: Liz Landau, liz.landau@usairways.com

PAST ISSUES AVAILABLE ON NEW JETNET AND WINGS

corp.comm@aa.com Send us your questions! corporate.communications@usairways.com